12(g) No. 82-2636



Cross Lake Minerals Ltd.


03050690

Interim Report for the Three Months Ended March 31, 2003

240 – 800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: (604) 688-5448 / Fax: (604) 688-5443
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

MANAGEMENT DISCUSSION & ANALYSIS

The Company incurred a net loss for the quarter ended March 31, 2003 of $37,044 ($0.01 per share) compared to $77,249 ($0.01 per share) for the same period last year. The net loss was significantly reduced due to an increase in revenue from management fees and a significant decrease in general and administrative expenses.

General and administrative expenses in the quarter decreased to $54,837 from $78,167 for the same period last year. Expenses decreased in all categories except insurance and office and administration. Insurance increased to $3,660 from $3,131 in 2002 due to a general increase in rates. Office and administration costs increased to $8,576 from $7,811 in 2002 as a result of slightly higher rent and telephone costs.

Cash flow decreased by $41,155 during the quarter compared to a decrease of $97,321 during the corresponding quarter in 2002. The improvement in cash flow is partially due to the $16,600 in revenue accrued during the quarter as management fees on the QR Property and collection of accounts receivable at December 31, 2002.

Working capital at March 31, 2003 was $245,627 compared to $298,019 at December 31, 2002. The Company invests surplus cash in liquid, high-grade investments with varying maturity dates selected with regard to operational cash requirements and prevailing interest rates.

Mineral property expenditures of $17,695 were minimal during the quarter. These expenditures did not include approximately $175,000 spent during the quarter on the QR and Cariboo Properties which are being funded by Gold Giant Ventures Inc. ("Gold Giant"). The Company is operator on both projects.

The Company's activities are focused on exploring the QR and Cariboo Properties, while continuing to maintain properties of merit, conduct modest exploration programs on some properties, and advance others with joint venture participation where possible.

EXPLORATION

QR PROPERTY

The QR gold Property, located 58 kilometres southeast of Quesnel, BC is held under a 100% option from Kinross Gold Corporation ("Kinross"). The Property is adjacent to the west of the Company's Cariboo Property. Gold

Giant is in the process of earning a 50% interest in the QR and Cariboo Properties with the Company as operator.

There are five zones of known gold mineralization: Main, West, Midwest, North and Northwest Zones, of which two (Main and West) were mined by open pit and one (Midwest) was mined using underground methods. The Company's main exploration focus is to expand on the unmined zones, the North and Northwest Zones.

The North Zone is the faulted extension of the Main Zone which was the principal source of ore during production. The mineralization has been tested by wide-spaced surface diamond drilling from a vertical depth of 175 to 375 metres (200 metre height) and a strike length of 500 metres and an approximate thickness of 8 metres. The zone is "open" to depth and to the east around the east flank of the QR diorite stock, an important geological control for gold mineralization.

Following the program of diamond drilling that took place in November, the Company completed a trench (QR-T-03-1) in January 2003 on a north-south axis across the centre of the east-west striking Northwest Zone, which has been partially delineated by earlier diamond drilling. The highly encouraging results confirmed the open pit potential, significantly increased the width and extended previously defined higher-grade sections of the zone. The trench exposed bedrock at an average overburden depth of 3.0 metres across a width of 88 metres before being terminated on the south end due to deepening overburden. This flat lying zone has been outlined by drilling over an area approximately 350 metres long and an average of 60 metres wide with a thickness of approximately 40 metres. The 88 metres of trenched bedrock was tested by 44-2.0 metre rock chip channel samples and returned results of 1.63 g/t gold over the entire 88 metres including 4.77 g/t gold over 26.0 metres.

Most importantly, it was discovered during the trenching program that the gold mineralization in the Northwest Zone is entirely confined to siltstone, not to the propylitic basalt that is the main host of gold mineralization on the QR Property. The identification of this siltstone host creates more exploration targets on the QR and adjoining Cariboo Properties. The gold mineralization is found in bedding planes and cross-cutting fractures in the siltstone along with pyrite and minor pyrrhotite.

The Company drilled an additional four diamond drill holes in February 2003 and drilled into untested areas of the West Zone to further define the

known gold mineralization. All four drill holes intersected significant intervals of gold mineralization and have confirmed and extended previously defined higher-grade sections of the West Zone.

The most significant results from the West Zone drilling are tabulated below:

Hole No.	From (m)	To(m)	Interval(m)	Gold (g/t)
CL-03-2019	34.0	38.5	4.5	5.8
CL-03-2020	42.8	47.8	5.0	9.1
CL-03-2021	59.0	65.0	6.0	7.3
CL-03-2022	62.5	71.0	8.5	11.2
Including	62.5	66.5	4.0	22.0

With confirmation of additional mineralization, the Company and Gold Giant are undertaking a scoping study to evaluate the possibility of recommencing production on the QR Property. This study will include independent resource and reserve calculations, mine planning for both underground and open pit development and metallurgical testing for both conventional milling of the higher grade ore and heap leaching of the lower grade ore. It is anticipated that the existing facilities on site can be used for both extraction processes. The ongoing exploration within the known zones of gold mineralization is providing further important information for the study. This independent study will define the parameters for recommencing production from the QR Property.

Cariboo Property

In May 2002, the Company was granted an option to earn a 100% interest in the Cariboo Property from Imperial Metals Corporation ("Imperial"). The Cariboo Property, which is adjacent to the east of the QR Property, is located in the Cariboo Mining District, 62 kilometres southeast of Quesnel, BC. Access and infrastructure in the area are excellent due to the intense logging activity and the proximity of the QR milling facilities.

The claims were originally staked in 1981 to cover the drainage that was anomalous in precious metal elements that was identified during a Provincial stream sediment sampling program. The geology underlying the property consists of Triassic-aged siltstone, basalt and tuffs that have undergone extensive alteration consisting of ankerite, silica and pyrite. The property and surrounding area have been explored by various mining companies over the last twenty years with programs including airborne and

ground geophysical surveys (VLF-EM, Magnetometer, Induced Polarization (IP)), stream sediment, soil and rock sampling, geological mapping, prospecting and reconnaissance drilling consisting of ten diamond drill holes in 1989 totalling 1,751 metres.

During 2002, a geological compilation and geophysical reinterpretation was conducted. In addition, a program of geological mapping, road re-construction, location of previous drill holes and core and four trenches were completed. The trenching verified the geological environment of the gold mineralization with the best trench value of 2.2 g/t over 3.0 metres.

In addition to evaluating the development potential of the defined gold zones, the QR and Cariboo Properties will be subject to ongoing exploration to expand the known zones of gold mineralization. The recently completed evaluation of the QR and Cariboo Properties has defined a number of exploration targets. These include the North Zone, an extension of the developed Main Zone; the south contact of the QR diorite which is geologically analogous to the north contact of the diorite that hosts most of the defined gold mineralization; and the discovery zone on the Cariboo Property, where a drill hole in 1989 intersected 5.3 g/t over 8.5 metres. Exploration will include soil and geophysical surveys, trenching, geological mapping and diamond drilling. The Company is confident that additional zones of mineralization will be defined by this ongoing exploration. Other gold projects within the immediate area of the QR Mine are also being evaluated to further expand its potential.

Cantin Creek Property

Subsequent to year end, the Company was granted a right to earn a 100% interest in the Cantin Creek Property, which is comprised of 32 claim units (800 hectares) and is located 21 kilometres east southeast of Quesnel, BC in the Cariboo Mining Division.

The companies will earn their respective interests in the Property from Geoffrey Goodall (the "Optionor") by paying $10,000 and issuing 50,000 common shares of each of the Company and Gold Giant to the Optionor upon receipt of all necessary regulatory and corporate approvals; completing an IP survey to confirm the target area outlined in the 1998 geophysical survey and drilling two holes to test the target area within six months of the issuance of the first shares (the "Six Month Anniversary"); and issuing an additional 50,000 common shares of each of the Company and Gold Giant to the Optionor on or before the Six Month Anniversary.

The Cantin Creek property was originally staked in 1977 as a result of regional exploration following the gold discovery at the Company's QR property. Since that time exploration of the Property has included geological mapping, soil geochemistry, geophysical surveys and percussion and diamond drilling. This exploration discovered an epithermal gold system associated with a diorite intrusive, similar to the Company's Cariboo property. In 1998 a geochemical and IP geophysical survey was completed over a new area of the property that had not been previously evaluated. These surveys outlined a new target with coincident high chargeability, resistivity IP and gold soil geochemical anomalies over an area at least 200 metres wide and 600 metres long. This new target has not been drilled and will be the focus of the companies' exploration.

The Company and Gold Giant intend to re-establish the grid over a 600 by 1,000 metre area covering this target. Geological mapping, soil geochemical sampling, magnetic survey and an IP survey using the newly developed 3-D Inversion IP method will be completed. Targets defined by this program will be tested by diamond drilling during the second phase of exploration. The Company is operator of the project.

OTHER PROPERTIES

The Company holds a number of other properties which are not being actively worked at this time. Information on these properties is available on the Company's web site: *www.crosslakeminerals.com*.



Brian Kynoch
Director



Chet Idziszek
Director

May 1, 2003

Consolidated Balance Sheets
(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 234,108	$ 275,263
Accounts receivable	24,310	40,331
Prepaids	14,283	12,358
	272,701	327,952
Capital Assets	38,479	40,826
Mineral Properties (note 3)	5,246,950	5,229,255
	$ 5,558,130	$ 5,598,033
LIABILITIES		
Current Liabilities		
Accounts payable	$ 27,074	$ 29,933
SHAREHOLDERS' EQUITY		
Share Capital (note 4)	12,530,881	12,530,881
Deficit	(6,999,825)	(6,962,781)
	5,531,056	5,568,100
	$ 5,558,130	$ 5,598,033

Consolidated Statements of Operations
(Unaudited)

	Three months ended March 31	
	2003	2002
Revenue		
Interest and project management fees	$ 17,793	$ 918
Expenses		
Depreciation	2,347	2,472
General exploration	509	10,913
Insurance	3,660	3,131
Office	8,576	7,811
Professional fees	1,560	3,065
Shareholder communication	4,279	4,472
Trust and filing	3,345	3,463
Wages and fees	30,561	42,840
	54,837	78,167
Net loss for the period	37,044	77,249
Loss per share	$ 0.01	$ 0.01

Consolidated Statements of Deficit
(Unaudited)

	Three months ended March 31	
	2003	2002
Deficit, beginning of period	$6,962,781	$6,727,381
Net loss for the period	37,044	77,249
Deficit, end of period	$6,999,825	$6,804,630

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31	
	2003	2002
Cash Provided By (Used In):		
Operating Activities		
Operations:		
Net loss for the period	$ (37,044)	$ (77,249)
Items not involving cash:		
Depreciation	2,347	2,472
	(34,697)	(74,777)
Changes in non-cash working capital:		
Accounts receivable	16,021	(874)
Prepaids	(1,925)	(1,113)
Accounts payable	(2,859)	(1,599)
	(23,460)	(78,363)
Investing Activities		
Mineral property expenditures:		
Acquisition	-	(10,000)
Exploration	(17,695)	(8,958)
	(17,695)	(18,958)
Decrease in cash and cash equivalents	(41,155)	(97,321)
Cash and cash equivalents, beginning of period	275,263	324,768
Cash and cash equivalents, end of period	$ 234,108	$ 227,447

CROSS LAKE MINERALS LTD.
Notes to the Consolidated Financial Statements
March 31, 2003 and 2002

1. NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity, directly and through joint ventures, is the acquisition, exploration and development of resource properties. The Company is currently in the exploration stage of developing its mineral properties.

The recoverability of amounts shown for mineral properties, including deferred exploration expenditures, is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements dated December 31, 2002, both of which were prepared in accordance with Canadian Generally Accepted Accounting Principles. The results for the three month period ended March 31, 2003 are stated utilizing the same accounting policies and methods of application as the most recent annual consolidated financial statements.

3. MINERAL PROPERTIES

	Period ended March 31, 2003		
	Balance Dec 31, 2002	Additions	Balance March 31, 2003
Acquisition costs	$ 226,565	$ -	$ 226,565
Exploration and development costs:			
Assays and recording	391,057	67	391,124
Drilling	1,751,516	-	1,751,516
Geological and geophysical	2,095,608	5,541	2,101,149
Field office	568,268	12,087	580,355
Travel and accommodation	196,241	-	196,241
	5,002,690	17,695	5,020,385
	$ 5,229,255	$ 17,695	$ 5,246,950

4. SHARE CAPITAL AND RELATED INFORMATION

a) Authorized: 100,000,000 common shares without par value.

b) Issued and outstanding:

	March 31, 2003		March 31, 2002	
	Number of Shares	$	Number of Shares	$
Balance, beginning of year	37,768,493	12,530,881	35,227,665	12,342,005
No issuance of shares	-	-	-	-
Balance, end of period	37,768,493	12,530,881	35,227,665	12,342,005

c) Stock options

Under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's plan, the Company may grant options for up to 6,000,000 common shares. As of March 31, 2003, the Company had stock options outstanding and exercisable for the purchase of 3,251,000 common shares.

	Options	Weighted-Average Exercise Price	Expiry Date Range
Outstanding & exercisable at Dec. 31, 2002	3,251,000	0.37	01/21/03 – 02/01/12
Expired	(175,000)	1.53	01/21/03
Granted	175,000	0.14	01/13/13
Outstanding & exercisable at March 31, 2003	3,251,0000	0.30	06/18/03 – 01/13/13

As permitted by the accounting standard for stock-based compensation, the Company has elected to follow the instrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $5,915 pursuant to the share options issued in the current year. Pro-forma earnings information determined under the fair value method accounting for stock options is as follows:

	Three Month Period ended March 31, 2003
Net loss	
As reported	$37,044
Compensation expense	5,915
Pro-forma	$42,959
Basic loss per share As reported and pro-forma	0.01

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 2.5%; an expected life of 10 years; an expected volatility of 8%; and expected dividends of nil.

5. SUBSEQUENT EVENTS

The Company has issued 45,000 common shares at a value of $0.06 each pursuant to a mineral property agreement.

CROSS LAKE MINERALS LTD.

CORPORATE INFORMATION

DIRECTORS

John H. Davies, *Mississauga, Ontario*

Henry G. Ewanchuk, *Vancouver, BC*

Chet Idziszek, *Powell River, BC*

J. Brian Kynoch, *Vancouver, BC*

Keith E. Steeves, *Richmond, BC*

Malcolm J.A. Swallow, *Langley, BC*

James W.F. Tutton, *Whistler, BC*

OFFICERS

Henry G. Ewanchuk
Chairman & Director

J. Brian Kynoch
Interim President & Director

Michele A. Jones
Executive Vice President, Administration

James Mudie
Chief Financial Officer

Erik Andersen
Vice President, Land

James Miller-Tait
Vice President, Exploration

Kristina Jackson
Corporate Secretary

Registered Office
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Bank
Royal Bank of Canada
Main Branch, 1025 West Georgia St.
Vancouver, BC
V6E 3N9

Transfer Agent
Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

and

151 Front Street
Toronto, ON
M5J 2N1

Corporate Counsel
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors
De Visser Gray
401 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Trading Symbol: **CRN-T**
SEC 12g No. 82-2636

Share Capitalization (March 31/03):

Authorized	100,000,000
Issued & Outstanding	37,768,493

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

December 3, 2002

For immediate release
#02-09

NEWS RELEASE

-OPTION TERMINATED ON SHERATON-TIMMINS PROPERTY -

Cross Lake Minerals Ltd. ("the Company") wishes to advise that Falconbridge Limited ("Falconbridge") has terminated its working right and option with respect to the Sheraton-Timmins Property, near Timmins, Ontario.

In July of 2002, a formal agreement was executed with respect to Falconbridge's option to acquire up to a 65% interest in the 5,088 hectare Sheraton-Timmins Property which is 100% held by the Company. Since then, Falconbridge completed a geological compilation, line cutting, ground HLEM and magnetic surveys and two diamond drill holes totaling 385 metres. The two exploratory holes were drilled approximately 3,000 metres south of the Cross Lake Zone and targeted coincident HLEM-airborne EM anomalies and follow-up borehole EM anomalies. Results of the drilling by Falconbridge are pending. A $50,000 payment was due on December 1, 2002.

The option held by Falconbridge on the adjacent Night Hawk Lake Joint Venture Property (40% held by the Company) is still in good standing.

The Company will continue to seek joint venture participation in order to advance this promising Property.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration



Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

December 12, 2002

For immediate release
#02-10

NEWS RELEASE

Drilling Confirms Gold Zones – QR Property

Cross Lake Minerals Ltd. ("the Company") is pleased to announce the results from fourteen of nineteen drill holes from the first phase of diamond drilling recently completed on the QR Property, located 58 kilometres southeast of Quesnel, B.C.

The program consisted of 1,692.15 metres of NQ2 (2 inch or 5 cm) core size in a total of 19 drill holes. There was one hole drilled in the North Zone, 13 drill holes in the Northwest Zone, and five drill holes in the West Zone. The North and Northwest Zones are totally undeveloped and the West Zone was partially developed during past operations. The assays have been received for the drilling completed in the North and Northwest Zones.

The North Zone drill hole CL-02-2000 intersected significant sections of altered basalt, which hosts most of the gold mineralization on the property. The significant results from drill hole CL-02-2000 are tabulated below:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-02-2000	240.5	249.5	9.0	3.87
	363.1	370.5	7.4	2.15
	397.0	400.0	3.0	1.83
	425.0	431.0	6.0	2.97

This hole was drilled to offset four holes drilled earlier by previous operators that intersected gold mineralization in the propylitic altered basalt. The Company is pleased to have confirmed and extended this previously identified zone of gold mineralization. Results from previous holes in the North Zone are tabulated below:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
164	297.0	315.0	18.0	2.46
182	289.0	304.0	15.0	10.45
96-474	246.0	262.0	16.0	7.23
97-496	402.95	412.14	9.19	4.91

The Northwest Zone is relatively flat-lying and has now been tested over an area of approximately 350 metres long by 50 metres wide. As the Northwest Zone subcrops immediately below the overburden that is approximately 8.0 metres in thickness, low cost open pit mining would be used in this area. The true thickness of the mineralization, as determined by core measurements in bedding and contacts, is 94% of the drilled interval. The mineralized zones in holes CL-02-2005 and CL-02-2007 have confirmed the significant open pit potential of the Northwest Zone. The most significant results from the 13 holes drilled in this zone are as follows:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-02-2001	20.0	25.5	5.5	1.11
CL-02-2001	36.0	40.5	4.5	1.32
CL-02-2002	29.0	32.1	3.1	1.90
CL-02-2005	4.6	19.7	15.1	2.16
CL-02-2007	6.9	23.6	16.7	4.71
CL-02-2008	8.2	13.5	5.3	1.64
CL-02-2011	7.0	10.0	3.0	1.10
CL-02-2011	17.9	24.4	6.5	1.49

The Company acquired a 100% option on the QR Property from Kinross Gold Corporation ("Kinross") in July 2002 and subsequently optioned half of its interest to Gold Giant Ventures Inc. ("Gold Giant"). The Company is the operator of the project.

All exploration work was conducted under the supervision of the Company's Vice President, Exploration, Jim Miller-Tait, P.Geo. All assays were completed by Acme Analytical Laboratories Ltd. of Vancouver, BC. The samples were analysed by ICP-Mass Spectrometer following an Aqua Regia digestion on a 10 gram split.

The Company and Gold Giant are encouraged by these initial results from the QR Property. Over the next three to four months, the companies intend to complete data compilation, engineering studies and conduct field exploration programs that may include trenching and more diamond drilling. Details and results from the five holes in the West Zone will be released in due course.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

December 20, 2002

For immediate release
#02-11

NEWS RELEASE

Sheraton-Timmins Property – Technical Report Completed

Cross Lake Minerals Ltd. ("the Company") wishes to advise that an in-house technical report has been prepared on the Company's most advanced exploration project, the Sheraton-Timmins Property ("the Property"), located 42 kilometres east of the city of Timmins, Ontario, in the Porcupine Mining Division.

The report dated December 18, 2002 was prepared in accordance with National Instrument 43-101 by the Company's Qualified Person and Vice-President, Exploration, Jim Miller-Tait, P.Geo.

The Property is owned 100% by Cross Lake and consists of two mining leases (20 units), twenty-eight unpatented mining claims (286 units) and three patented lots (12 units) covering a total of 5,093.8 hectares. It is located within the 2.67 to 2.75 billion year old Archean Abitibi Subprovince in the central Superior Province. The Abitibi Subprovince is dominated by meta-volcanic and sedimentary assemblages and granitoid rocks.

The main focus on the Property is the significant zinc-copper-lead-silver mineralization discovered while diamond drilling geophysical anomalies in 1997. Since then, the Company has completed 80 diamond drill holes totaling 30,974 metres. The mineralization consists of sphalerite, galena, chalcopyrite and pyrite hosted in a sequence of sheared felsic to intermediate volcaniclastic rocks, rhyolite and exhalite, overprinted by sericitic and chloritic alteration. The mineralization dips steeply south and has been intersected by diamond drilling to a vertical depth of approximately 600 metres. The deposit has been explored along a strike length of more than 1,500 metres.

The deposit consists of zinc mineralization with extensive sericite alteration surrounding a higher temperature core of copper mineralization with corresponding extensive chlorite alteration. Zinc grades are mainly in the 1% to 6% range over calculated widths of up to 16 m, but local high grade pods up to 18% zinc have been encountered over a true width of 3 m with silver values ranging up to 340 g/t silver. Copper grades of 1% to 3% have been intersected over estimated true widths of up to 12 m. The deposit is open to the east, west and at depth.

The report concludes that the Sheraton-Timmins Property has the potential for the discovery of an economic zinc-copper-lead-silver deposit. Future exploration programs should focus on the known mineralization as well as other geophysical anomalies outlined by the Ontario Geological Survey's Operation Treasure Hunt. The most effective method of exploration would consist of ground geophysical and geochemical surveys followed by further diamond drilling.

The technical report on the Sheraton-Timmins Property dated December 18, 2002 may be viewed in its entirety on the Company's website at www.crosslakeminerals.com or on SEDAR at www.sedar.com.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President, or Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

January 13, 2003

For immediate release
#03-01

NEWS RELEASE

- Drill Results Continue to Confirm Potential of QR Gold Zones -
- Scoping Study Planned to Evaluate Recommencement of Production -

Cross Lake Minerals Ltd. and Gold Giant Ventures Inc. (the "Companies") are pleased to announce further drill results from the QR Property, near Quesnel, British Columbia. The significant results from five holes completed in the West Zone have confirmed and extended previously defined higher-grade sections of this zone.

The West Zone is approximately 450 metres long and 60 metres wide. The zone is flat lying, near surface and would potentially be developed by open pit mining methods. The most significant results from this new West Zone drilling are tabulated below:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-02-016	36.4	50.9	14.5	4.0
CL-02-017	39.5	45.3	5.8	2.0
and	59.0	63.5	4.5	8.8
CL-02-018	37.0	43.0	6.0	1.2
and	50.0	53.4	3.4	1.4

*All holes were drilled vertically.

Drill holes CL-02-2016 and 2017 offset previous drill hole 96-448, which intersected 12.7 g/t gold over 16.0 metres and have extended this area of higher grade mineralization. Drill hole CL-02-2018 was located near the southeast end of the West Zone. These drill holes, which have further tested the gold mineralization and potential of this zone, will be added to the existing database for the West Zone. In the near future, the Companies are planning to complete further trenching and drilling to expand the dimensions of the known gold zones and specific areas of higher-grade mineralization within each zone.

With recently improving gold prices and confirmation of additional mineralization, the Companies are also preparing to undertake a scoping study to evaluate the possibility of recommencing production on the QR Property. This study will include independent resource and reserve calculations, mine planning for both underground and open pit development and metallurgical testing for both conventional milling of the higher grade ore and heap leaching of the lower grade ore. It is anticipated that the existing facilities on site can be used for both extraction processes.

In addition to evaluating the development potential of the defined gold zones through this scoping study, the QR Property and the contiguous Cariboo Property will be subject to ongoing exploration to expand the known zones of gold mineralization. The recently completed evaluation of these properties has defined a number of exploration targets. These include the previously announced North Zone, an extension of the developed Main Zone; the south contact of the QR diorite which is geologically analogous to the north contact of the diorite that hosts most of the defined gold mineralization; and the discovery zone on the Cariboo Property, where the initial drill hole in 1989 intersected 5.26 g/t over 8.45 metres;. Exploration will include geophysics, trenching, geological mapping and diamond drilling. The Companies are confident that additional zones of mineralization will be defined by this ongoing exploration. The Companies are also evaluating other gold projects within the immediate area of the QR mine to further expand this potential.

All exploration work was conducted under the supervision of Cross Lake's Vice President, Exploration, Jim Miller-Tait, P.Geo. All assays were completed by Acme Analytical Laboratories Ltd. of Vancouver, BC. The samples were analysed by ICP-Mass Spectrometer following an Aqua Regia digestion on a 10 gram split.

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This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tél:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

February 5, 2003

For immediate release
#03-02

NEWS RELEASE

Trenching Results Confirm Open Pit Potential of QR Northwest Gold Zone

Cross Lake Minerals Ltd. (the "Company") is pleased to announce trenching results from the undeveloped Northwest Zone on the QR Property, near Quesnel, British Columbia. The highly encouraging results from the trench completed in January 2003 confirmed the open pit potential, significantly increased the width and extended previously defined higher-grade sections of the zone.

The trench (QR-T-03-1) was completed on a north-south axis across the Northwest Zone, which has been partially delineated by earlier diamond drilling. The trench exposed bedrock at an average overburden depth of 3.0 metres across a width of 88 metres before being terminated on the south end due to deepening overburden. The zone had been outlined by drilling over an area approximately 350 metres long and 60 metres wide. The 88 metres of bedrock were sampled with 44-2.0 metre rock chip channel samples. The results from the trench are:

1.63 g/t gold over the entire 88 metres
including
4.77 g/t gold over 26.0 metres

Most importantly, it was discovered during the trenching program that the gold mineralization in the Northwest Zone is entirely confined to siltstone, not to the propylitic basalt that is the main host of gold mineralization on the QR Property. The identification of this siltstone host creates more exploration targets on the QR and adjoining Cariboo Properties. The gold mineralization is found in bedding planes and cross-cutting fractures in the siltstone along with pyrite and minor pyrrhotite. As part of the previously announced scoping study, metallurgical testing will be conducted on the siltstone mineralization to confirm that it is amenable to heap leaching.

The Company has the option to acquire a 100% interest in the QR Property from Kinross Gold Corporation. Gold Giant Ventures Inc. is in the process of earning 50% of the Company's rights with the Company acting as operator of the project. Both companies are planning more trenching in the Northwest Zone and diamond drilling in the West Zone within the next month.

All exploration work was conducted under the supervision of the Company's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo. All assays were completed by Acme Analytical Laboratories Ltd. of Vancouver, BC. The samples were analysed by ICP-Mass Spectrometer following an Aqua Regia digestion on a 10 gram split.

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This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

March 6, 2003

For immediate release
#03-03

NEWS RELEASE

DIAMOND DRILLING EXTENDS HIGH GRADE MINERALIZATION

Cross Lake Minerals Ltd. (the "Company") is pleased to announce further drill results from the QR Property, near Quesnel, British Columbia. Four diamond drill holes were completed in February 2003 and drilled into untested areas of the West Zone to further define the known gold mineralization. All four drill holes intersected significant intervals of gold mineralization and have confirmed and extended previously defined higher-grade sections of the West Zone.

The most significant results from this new West Zone drilling are tabulated below:

Hole No.	From (m)	To (m)	Interval (m)	Gold	
				g/t	oz/t
CL-03-2019	34.0	38.5	4.5	5.8	0.17
CL-03-2020	42.8	47.8	5.0	9.1	0.27
CL-03-2021	59.0	65.0	6.0	7.3	0.21
CL-03-2022	62.5	71.0	8.5	11.2	0.33
Including	62.5	66.5	4.0	22.0	0.64

Ongoing exploration within the known zones of gold mineralization are providing further important information for the scoping study now being conducted. This independent study will define the parameters for recommencing production from the QR Property.

Further exploration is being planned on both the QR and Cariboo Properties to expand and define areas of gold mineralization not included in the current scoping study and to evaluate new exploration targets. These programs will focus on increasing the known resource base in order to extend the operating life of the project.

The Company has the option to acquire a 100% interest in the QR Property from Kinross Gold Corporation. Gold Giant Ventures Inc. is in the process of earning 50% of the Company's rights with the Company acting as operator of the project.

All exploration work was conducted under the supervision of the Company's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo. All assays were completed by Acme Analytical Laboratories Ltd. of Vancouver, BC. The samples were analysed by ICP-Mass Spectrometer following an Aqua Regia digestion on a 10 gram split.

The Company and Gold Giant will be presenting the QR Project at the Prospectors and Developers Association of Canada convention in the Investors Exchange Booth #2336 from March 9 to 12, 2003 in Toronto, Ontario. All convention delegates are invited to visit the booth for further information.

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This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

April 28, 2003

For immediate release
#03-04

NEWS RELEASE

-CANTIN CREEK PROPERTY ACQUIRED-
-PRIVATE PLACEMENT ARRANGED-

Cross Lake Minerals Ltd. ("the Company") is pleased to announce that, subject to all necessary approvals, the Company has been granted the right to acquire on a 50-50 joint venture basis with Gold Giant Ventures Inc. ("Gold Giant") a 100% interest in the Cantin Creek gold Property (the "Property") near Quesnel, BC. The Property is located just 37 kilometres from the Company's QR and Cariboo Properties, both under option to Gold Giant. Access and infrastructure are excellent with the existing main haulage logging and secondary access roads passing through the Property.

The Company and Gold Giant may earn, on a 50-50 joint venture basis, a 100% interest in the Property from Geoffrey Goodall (the "Optionor") by paying $10,000 and issuing 50,000 common shares of each of the Company and Gold Giant to the Optionor upon receipt of all necessary regulatory and corporate approvals; completing an IP survey to confirm the target area outlined in the 1998 geophysical survey and drilling two holes to test the target area within six months of the issuance of the first shares (the "Six Month Anniversary"); and issuing an additional 50,000 common shares of each of the Company and Gold Giant to the Optionor on or before the Six Month Anniversary.

The Cantin Creek Property was originally staked in 1977 as a result of regional exploration following the gold discovery at the Company's QR Property. Since that time exploration of the Property has included geological mapping, soil geochemistry, geophysical surveys and percussion and diamond drilling. This exploration discovered an epithermal gold system associated with a diorite intrusive, similar to the Company's Cariboo Property. In 1998 a geochemical and IP geophysical survey was completed over a new area of the Property that had not been previously evaluated. These surveys outlined a new target with coincident high chargeability, resistivity IP and gold soil geochemical anomalies over an area at least 200 metres wide and 600 metres long. This new target has not been drilled and will be the focus of the companies' exploration.

The Company and Gold Giant intend to re-establish the grid over a 600 by 1,000 metre area covering this target. Geological mapping, soil geochemical sampling, magnetic survey and an IP survey using the newly developed 3-D Inversion Induced Polarization method will be completed. Targets defined by this program will be tested by diamond drilling during the second phase of exploration. The Company is operator of the project.

The Company also wishes to advise that the Option Agreement dated July 15, 2002 with Gold Giant on the QR and Cariboo Properties has been amended so that the deadline for the first year's expenditure commitment of $700,000 has been extended from May 1, 2003 to July 1, 2003.

The Company is also pleased to announce that, subject to all necessary approvals, the Company has arranged a private placement of up to 1,250,000 units at a price of $0.16 per unit for gross proceeds of up to $200,000. Each unit will consist of one flow-through common share, one non-flow-through common share and one half of one non-flow-through share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.12 per share for a period of 12 months from the date of closing.

The proceeds from this placement will be used to fund general and administrative expenses and exploration work, which may include rock sampling, trenching, mapping and drilling, on the Company's Canadian properties. A finder's fee in cash equivalent to 5% may be payable.

-30-

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

May 8, 2003

For immediate release
#03-05

NEWS RELEASE

Summer Exploration Underway
on QR, Cariboo and Cantin Creek Properties

Cross Lake Minerals Ltd. (the "Company") is pleased to announce the commencement of the summer field program on the QR Mine, Cariboo and Cantin Creek properties, near Quesnel, BC.

As previously announced all three properties contain known zones of gold mineralization associated with geological, geophysical and geochemical targets that will be further defined and tested by drilling. The most advanced of the properties is the QR Mine property that is currently subject to a scoping study to establish the parameters to recommence mining operations. Similar programs of geological mapping, Induced Polarization (IP) and magnetic geophysical and geochemical surveys followed by diamond drilling is planned for all three properties. All of the Induced Polarization (IP) surveys will use the newly developed three-dimensional (3D) inversion method that provides not only a 3D perspective but also improved resolution and depth capabilities.

Exploration on the QR Mine will focus on further definition and expansion of known zones of gold mineralization and evaluation of new targets in the vicinity of the mine site. The goal of this program will be to increase the known reserve base and as a result extend the duration of future mining operations. A 3D IP geophysical survey will be conducted over the eastern extension of the Main and North zones and for orientation over several of the known zones. This survey will evaluate the potential of discovering more near surface gold mineralization east of the Main Zone open pit and serve to guide additional surveys over the south contact of the QR intrusive, where untested targets have been defined by previous exploration.

On the Cariboo property, which is adjacent to the QR Mine property, a 1000 metre by 1800 metre 3D IP, magnetic and geochemical surveys will be completed. These surveys will provide target definition over two IP and soil geochemical anomalies that include the previously announced discovery drill hole 89-6 which intersected 5.3 g/t gold over 8.5 metres. These anomalies are located along the contact of another diorite intrusive like the QR intrusive that is geologically related to the gold deposits on the QR property.

Exploration on the Cantin Creek property will also include 3D IP, magnetic and geochemical surveys. These surveys will cover an area 600 metres by 1000 metres over a coincident IP and soil geochemical anomaly that has not been tested by drilling. The Cantin Creek property also contains a gold bearing epithermal gold system associated with a diorite intrusive. It is easily accessible by road and is only 37 kilometres from the QR Mine and Cariboo properties.

The Company holds the QR and Cariboo properties under a 100% option from Kinross Gold Corporation and Imperial Metals Corporation, respectively. Gold Giant Ventures Inc. is in the process of earning 50% of the Company's rights in the two properties. The Cantin Creek property is held under a 50-50 joint venture with Gold Giant. The Company is the operator of all three projects. Exploration work is being conducted under the supervision of the Company's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo.

The two companies expect that the new surveys will provide improved resolution and more precise interpretation over the previously defined anomalous areas. This will allow the companies to select targets for the planned diamond drilling programs on all three properties.

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This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration